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                                                            Exhibit 99(c)




JEC/51794
1978





                                  May 5, 1994





James D. Strietelmeier, President
First Citizens Bancorp of Indiana
One Citizens Plaza
PO Box 729
Anderson, IN  46015-0729

Dear Jim:

This letter sets forth the understanding between First Citizens
Bancorp of Indiana and Citizens Banking Company (collectively, the "Bank") and you concerning the terms of your engagement as President of the Bank.

    1. BACKGROUND. The Bank's Board of Directors is engaged in an evaluation of certain strategic alternatives for maximizing shareholder value which may result in a "Change of Control" of the Bank (defined as a transaction or series of transactions as a result of which the persons presently holding all of the common stock of First Citizens Bancorp of Indiana will hold less than 50% of the direct and indirect beneficial ownership of the Bank). You are a key executive of the Bank and the Bank wishes to assure your continued employment and continued attention to your responsibilities without undue distraction.

    2. RIGHT TO SPECIAL COMPENSATION. In the event of the consummation of a Change of Control transaction and a subsequent "Change of Status" (as hereinafter defined) within two (2) years after the consummation of such Change of Control transaction, you shall be entitled to special compensation (the "Special Compensation") on the terms hereinafter set forth. As used herein, a "Change of Status" shall mean (i) any termination of your employment except for "just cause", defined as breach of fiduciary duty, failure to perform the duties of your position after reasonable notice and opportunity to cure, or material misconduct in the performance of your duties, or

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(ii) any reduction in your base compensation or any material change in the employee benefits available to you as such base compensation and benefits were in effect immediately prior to the Change of Control transaction. A change of your duties and responsibilities within the Bank shall not constitute a termination of your employment or a "Change of Status" as provided for herein, except when coupled with a reduction in base compensation or material reduction in benefits.

    3. AMOUNT; PAYMENT TERMS, ETC. In the event of a Change of Status within two (2) years after the consummation of a Change of Control transaction, you shall be entitled to receive Special Compensation, payable monthly in arrears on the last day of each calendar month, during the period commencing on the effective date of your Change of Status and ending on the second anniversary of the Change of Control transaction, equal to the following aggregate sum (pro-rated on a monthly basis):

         (a) Your monthly base compensation as in effect immediately prior to the Change in Status, less any compensation actually paid to you by the Bank for services rendered during such period; and

         (b) An amount equal to the monthly cost to the Bank of any material employee benefits to you that were a part of your benefit compensation immediately prior to the Change in Status and which were subsequently withdrawn, reduced or terminated.

    4. LIMITATIONS. The Special Compensation payable hereunder shall be in addition to and not in lieu of any other compensation or severance or service pay otherwise due to you under the policies of the Bank (but, as provided above, shall be net of payments for compensation for services rendered). Specifically, in the event of any termination, you shall be eligible to receive service pay at the rate of one week's pay for each year of continuous service, on the same terms as the other employees of the Bank. Such Special Compensation shall also be payable for a maximum of six (6) months in the event of your death or disability either (a) which results in a Change of Status, or (b) occurs while you are receiving Special Compensation.

    5. NO OTHER AGREEMENTS, ETC. This letter provides for compensation to you under a limited set of circumstances and shall not be construed to grant you any rights to continued employment by the Bank or otherwise limit the authority of the Bank to take such actions with respect to your employment, including termination with or without cause, as shall be deemed by the Bank to be in its best interest.


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Please indicate your agreement to the foregoing by signing and returning a copy of this letter.

                                  Very truly yours,

                                  FIRST CITIZENS BANCORP OF INDIANA


                                  By:
                                      ------------------------------------
                                      Leland E. Boren, Chairman


AGREED TO this      day of May, 1994


- ------------------------------------
James D. Strietelmeier